SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                  (Rule 13D)

                   Under the Securities Exchange Act of 1934

                       SeeBeyond Technology Corporation
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                               (Name of Issuer)

                        Common Stock $0.0001 PAR VALUE
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                        (Title of Class of Securities)

                                   815704101
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                                (CUSIP Number)

                                 Brian Martin
                      Vice President, Corporate Law Group
                            Sun Microsystems, Inc.
                              4150 Network Circle
                             Santa Clara, CA 95054
                                (650) 960-1300
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          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                With a copy to:
                                Kenton J. King
                   Skadden, Arps, Slate, Meagher & Flom LLP
                              525 University Ave.
                              Palo Alto, CA 94301
                                (650) 470-4500

                                 June 27, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



--------- ---------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
          (entities only)

          Sun Microsystems, Inc.
--------- ---------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------- ---------------------------------------------------------------------
3.        SEC USE ONLY

--------- ---------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          Not applicable
--------- ---------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)             [ ]
--------- ---------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
-------------------------------------------- ------- --------------------------
                                             7.      Sole Voting Power

                                                     31,194,999
 Number of                                   ------- --------------------------
 Shares                                      8.      Shared Voting Power
 Beneficially
 Owned by                                            0
 Each                                        ------- --------------------------
 Reporting                                   9.      Sole Dispositive Power
 Person with
                                                     0
                                             ------- --------------------------
                                             10.     Shared Dispositive Power

                                                     0
--------- ---------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

           31,194,999
--------- ---------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                         [ ]
--------- ---------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          36.7% (1)
--------- ---------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------- ---------------------------------------------------------------------

(1) Based on 84,910,721 shares of Common Stock issued and outstanding as of June 24, 2005, as represented and warranted in the Merger Agreement (as defined in Item 4 below).

Item 1. Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, $0.0001 par value (the "Common Stock"), of SeeBeyond Technology Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 800 E. Royal Oaks Drive, Monrovia, California, 91016.

Item 2. Identity and Background.

         The name of the person filing this Schedule 13D is Sun Microsystems, Inc., a Delaware Corporation ("Sun"). The principal business of Sun is providing products and services for network computing, including network computing infrastructure solutions that comprise computer systems (hardware and software), network storage systems (hardware and software), support services, client solutions (formerly known as professional services) and knowledge services. Sun's principal executive offices are located at 4150 Network Circle, Santa Clara, California 95054. The name, citizenship, principal occupation and address of each executive officer and director of Sun are set forth in Schedule I, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Sun has entered into a voting agreement, dated June 27, 2005, with each of the directors and executive officers of the Issuer, as described in more detail below. The voting agreements were entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and Sun did not pay any additional consideration in connection with the execution and delivery of the voting agreements.


Item 4. Purpose of Transaction.

         On June 27, 2005, the Issuer, Sun and Big Bear Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Sun ("AcquisitionCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of Sun. The Merger Agreement contemplates that AcquisitionCo will merge with and into the Issuer (the "Merger") and each share of the Issuer's Common Stock (the "Shares"), except for treasury shares and dissenting shares, will be converted into the right to receive $4.25 in cash per share (the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer stockholder approval for the transactions contemplated thereby.

         In connection with the Merger Agreement, and as a condition and inducement to Sun's willingness to enter into the Merger Agreement, James T. Demetriades, Alexander Demetriades, H. Carvel Moore, Raymond J. Lane, John W. Buckley, Salah M. Hassanein, Steven A. Ledger and Barry J. Plaga (the "Principal Stockholders") entered into Voting Agreements with Sun, each dated as of June 27, 2005 (each a "Voting Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares"). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Voting Agreement.

         Pursuant to the Voting Agreements, each of the Principal Stockholders appointed Sun and any designee of Sun as such Principal Stockholder's proxy and attorney-in-fact to vote and act on each such Principal Stockholder's behalf and in each such Principal Stockholder's name, place and stead with respect to such Principal Stockholder's Owned Shares, at any annual, special or other meeting of the stockholders of the Issuer and at any adjournment or postponement of any such meeting and to act by written consent with respect to each such Principal Stockholder's Owned Shares. Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable and agreed not to grant any subsequent proxy with respect to such Principal Stockholder's Owned Shares.

         Each Principal Stockholder further irrevocably and unconditionally agreed (i) to vote or consent, or cause to be voted or consented, the Owned Shares in favor of the Merger Agreement and the consummation of the Merger if Sun is unable to vote the Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Merger with respect to all of the Owned Shares; and (iii) with respect to any Owned Shares, to vote or execute and deliver any written consent against any Acquisition Proposal (as defined in the Merger Agreement) or action that would be inconsistent with or frustrate the purposes of the Voting Agreement, the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

         Each Principal Stockholder also agreed that he will not, without the prior written consent of Sun, (a) directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the disposition of, any of the Owned Shares or any securities convertible into or exchangeable for Shares, or (b) take any action that would prohibit, prevent or preclude such Principal Stockholder from performing his or its obligations under the Voting Agreement, including, without limitation, granting a power of attorney with respect to the Owned Shares, depositing the Owned Shares in a voting trust or entering into any other stockholder voting agreements with respect to the Owned Shares. Each Principal Stockholder further agreed that the Voting Agreement and each Principal Stockholder's obligations thereunder attached to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Owned Shares may pass.

         The Voting Agreements (other than the Voting Agreements with James Demetriades) terminate on the earlier of (i) the closing of the Merger and
(ii) the termination of the Merger Agreement in accordance with its terms. The Voting Agreements with James Demetriades terminates on the earlier of (i) the closing of the Merger and (ii) six months following the termination of the Merger Agreement in accordance with its terms; provided that the restrictions contained in such Voting Agreement shall apply only to 16,423,245 Shares after the termination of the Merger Agreement in accordance with its terms.

         The foregoing summary of the Voting Agreements contained in this Item 4 is qualified in its entirety by reference to the Voting Agreements, attached as Exhibits 99.2 and 99.3 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

         (a) Sun, pursuant to the Voting Agreements, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Sun may be deemed to beneficially own, 31,194,999 Shares, representing 36.7% of the outstanding Shares. Sun and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

         (b) Sun has power to vote or to direct the voting of 31,194,999 Shares pursuant to the voting agreements as described in Item 4.

         Except as set forth in this Schedule 13D, to the knowledge of Sun, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Sun or, to the knowledge of Sun, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Copies of the Merger Agreement and the Voting Agreements are filed as
Exhibit 99.1 and Exhibits 99.2 and 99.3 to the Issuer's Form 8-K filed on June 28, 2005 and are incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Sun, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Agreement and Plan of Merger, dated June 27, 2005, by and among Sun Microsystems, Inc., Big Bear Acquisition Corporation and SeeBeyond Technology Corporation (incorporated herein by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed June 28, 2005 (Commission File No. 000-30207)).

Exhibit 99.2 Voting Agreement, dated June 27, 2005, by and among Sun Microsystems, SeeBeyond Technology Corporation and James T. Demetriades. (incorporated herein by reference to Exhibit
                 10.1 to the Issuer's Current Report on Form 8-K, filed June 28, 2005 (Commission File No. 000-30207)).

Exhibit 99.3 Form of Voting Agreement, dated June 27, 2005, by and among Sun Microsystems, SeeBeyond Technology Corporation and certain stockholders of SeeBeyond Technology Corporation. (incorporated herein by reference to Exhibit 10.2 to Issuer's Current Report on Form 8-K, filed June 28, 2005 (Commission File No. 000-30207)).


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             SUN MICROSYSTEMS, INC.

                                             By:  /s/   Brian Martin
                                                  -------------------------
                                                  Name:    Brian Martin
                                                  Title:   Vice President,
                                                           Corporate  Law Group






Dated: July 6, 2005

                                  SCHEDULE I

                    Directors and Executive Officers of Sun

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of Sun. Unless otherwise indicated, the current business address of each of these individuals at Sun is 4150 Network Circle, Santa Clara, CA 95054, and each of these individuals is a citizen of the United States of America.

   Name and Business or Home           Position with Sun and Present Principal
    Address and Citizenship                     Occupation or Employment*

Scott G. McNealy                        Chairman of the Board and Chief
                                        Executive Officer of Sun

James L. Barksdale                      Member of the Board of Sun
                                        President and Chief Executive Officer
                                        of Barksdale Management Corporation
                                        Chairman of The Barksdale Group, LLC
                                        Member of the Board of Time Warner Inc.
                                        Member of the Board of Federal Express
                                        Corporation

Stephen M. Bennett                      Member of the Board of Sun
                                        President, Chief Executive Officer and
                                        Member of the Board of Intuit Inc.

L. John Doerr                           Member of the Board of Sun
                                        General Partner of Kleiner Perkins
                                        Caufield & Byers
                                        Member of the Board of Amazon.com, Inc.
                                        Member of the Board of drugstore.com,
                                        Inc.
                                        Member of the Board of Google Inc.
                                        Member of the Board of Homestore.com,
                                        Inc.
                                        Member of the Board of Intuit Inc.
                                        Member of the Board of palmOne, Inc.

Robert J. Fisher                        Member of the Board of Sun
                                        Chairman of the Board of The Gap, Inc.

Michael E. Lehman                       Member of the Board of Sun
                                        Member of the Board of Echelon
                                        Corporation Member of the Board of MGIC
                                        Investment Corporation
                                        Member of the Board of NetIQ
                                        Corporation

M. Kenneth Oshman                       Member of the Board of Sun
                                        Chief Executive Officer and Chairman of
                                        the Board of Echelon
                                        Corporation Member of the Board of
                                        Knight-Ridder, Inc.

Naomi O. Seligman                       Member of the Board of Sun
                                        Senior Partner of Ostriker von Simson,
                                        Inc.
                                        Member of the Board of Akamai
                                        Technologies, Inc.
                                        Member of the Board of The Dun &
                                        Bradstreet Corporation

Lynn E. Turner                          Member of the Board of Sun
                                        Managing Director of Research of Glass
                                        Lewis & Co. LLC
                                        Managing Director and Senior Advisor of
                                        Kroll Zolfo Cooper LLC

Crawford W. Beveridge                   Executive Vice President, People and
                                        Places, and Chief Human
                                        Resources Officer of Sun

Stephen T. McGowan                      Executive Vice President, Corporate
                                        Resources, and Chief
                                        Financial Officer of Sun

Gregory M. Papadopoulos                 Executive Vice President and Chief
                                        Technology Officer of Sun


Jonathan I. Schwartz                    President and Chief Operating Officer
                                        of Sun

* Information regarding affiliates taken from Sun's proxy statement on 14D, filed on September 22, 2004.